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[LOGO] PHOENIX                    Karen A. Peddle, Director
                                  Life & Annuity, SEC Compliance
                                  One American Row, Hartford, CT 06102-5056
                                  (860) 403-5134
                                  Fax: (860) 403-5296
                                  Toll Free: 1-800-349-9267
                                             Email: karen.peddle@phoenixwm.com

                                                              December 23, 2008

VIA EDGAR

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Phoenix Life Variable Universal Life Account
    Phoenix Life Insurance Company
    Post-Effective Amendment No. 2 on Form N-6
    File Nos. 333-149636 and 811-04721, SEC Accession No. 0001193125-08-255134
    Request for Withdrawal of Post-Effective Amendment No. 2 on Form N-6 Pursuant to Rule 477

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended, Phoenix Life Insurance Company (the "Company") hereby respectfully requests the withdrawal of the above-referenced Post-Effective Amendment No. 2 to registration statement on Form N-6 filed with the Securities and Exchange Commission ("SEC") on December 17, 2008, which was filed with the SEC in error. No securities were sold in connection with the registration statement amendment that is requested to be withdrawn.

We appreciate your assistance in this matter. If you have any questions regarding this matter, please contact the undersigned at (860) 403-5134.

Very truly yours,

/s/ Karen A. Peddle
--------------------------
Karen A. Peddle